September 20, 2019

Re:	TGS International Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 25, 2019
File No. 333-217451

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

On behalf of TGS International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 10, 2019 with respect to the Form 10-K for the fiscal year ended December 31, 2018 (“10-K”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form 10-K (the “Revised 10-K”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 4

1.	We note your disclosure of mineral resources. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to Instruction 3 to Paragraph (b) (5) of Industry Guide 7. Please revise to remove the mineral resources from your filing.

In response to the Staff’s comment, the 10-K has been revised. Please refer to page 5 of the Revised 10-K.

2.	As a company with no mineral reserves, you must be in the exploration stage. See Paragraph (a) (4) of Industry Guide 7. Please revise your filing to refer to your company and properties as being in the exploration stage.

The Company believes that it is in development stage as defined in Paragraph (a) (4) of Industry Guide 7, since it is engaged in the preparation of an established commercially minable deposit for extraction which are not in the production stage. In response to the Staff’s comment, the 10-K has been revised. Please refer to pages 5, 11, 13 and 22 of the Revised 10-K.

3.	We note your disclosure on page 7 indicating that SRK Consulting has performed property investigations of Mine A and Mine B. Please forward to our engineer, as supplemental information and not as part of your filing, the SRK technical reports for Mine A and Mine B, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

In response to the Staff’s comment, the SRK technical report has been provided to Mr. John Coleman on a CD.

4.	We note your disclosure regarding trial production at Mine B and that you have generated revenue from the trial production. Please revise to provide a general summary of the results of your trial production including, but not limited to, the tonnes and grade mined, process recoveries, quantities and type of finished products sold, and average pricing received. In this regard we reference paragraph (b)(4) of Industry Guide 7 and Instruction 1 to Item 102 of Regulation S-K.

In response to the Staff’s comment, the 10-K has been revised. Please refer to page 11 of the Revised 10-K.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 43

5.	Please revise to disclose your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2018. Refer to Item 307 of Regulation S-K.

In response to the Staff’s comment, the 10-K has been revised. Please refer to page 47 of the Revised 10-K.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick

Lawrence S. Venick

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 10, 2019 with respect to the Form 10-K for TGS International Ltd. for the fiscal year ended December 31, 2018, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Form 10-K filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TGS International Ltd.

By:	/s/ Tak Shing Eddie Wong
Name:	Tak Shing Eddie Wong
Title:	Chief Executive Officer